March 1, 2019

Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corp
10102 USA Today Way
Miramar, FL 33025

       Re: Generex Biotechnology Corp
           Form 10-K for the Fiscal Year Ended July 31, 2018
           Filed October 26, 2018
           Form 8-K/A Dated October 3, 2018
           Filed December 19, 2018
           File No. 000-25169

Dear Mr. Moscato:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K/A Dated December 19, 2018

Exhibit 99.2
Report of Independent Accountants, page 3

1. We note your auditor's reference to a predecessor auditor for the fiscal year ended
      December 31, 2016. Please provide the signed audit report of the predecessor auditor referenced therein as required under Article 2 of Regulation S-X or tell us why such report is not required. If you are unable to obtain a reissued audit report, you must engage another accountant to reaudit the financial statements.
Consolidated Financial Statements, page 4

2. An otherwise private company meets the definition of a public business entity as outlined in ASU 2013-12 if its financial statements are included or required to be included in an
 Joseph Moscato
Generex Biotechnology Corp
March 1, 2019
Page 2
         SEC filing. As Veneto's financial statements were required to be included in this Form 8-
         K/A pursuant to Rule 8-04 of Regulation S-X, it meets the definition of a public business entity. As such, Veneto is ineligible to use private company exceptions and alternatives issued by the FASB. For example, we note that Veneto amortizes goodwill, as permitted by U.S. GAAP for private companies. Please amend your Form 8-K/A to include audited and unaudited financial statements that comply with U.S. GAAP applicable to public business entities. Refer to paragraph BC12 of ASU 2013-12.
Exhibit 99.3
Notes to the Unaudited Pro Forma Combined Financial Information
4. Intangibles, net, page 4

3. You state that tradenames and trademarks were not valued as tradenames and trademarks will not be maintained going forward. Please tell us how this accounting complies with
         ASC 805-20-30-6, which requires the acquirer to fair value the nonfinancial asset assuming its highest and best use by market participants.
5. Pro Forma Adjustments, page 5

4. You state on page 1 that certain assets and liabilities were excluded from the acquisition of Veneto Holdings and adjust for these items under pro forma adjustment (B). Please tell us the amount and nature of these items and whether there were any operations of Veneto
         Holdings that were not acquired.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 with any questions.



FirstName LastNameJoseph Moscato                              Sincerely,
Comapany NameGenerex Biotechnology Corp
                                                              Division of
Corporation Finance
March 1, 2019 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName